UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated August 14, 2019 in respect of 2019 Interim Result Announcement.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
Date: August 15, 2019	(Registrant)

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•	Deepened execution of the Strategy of Focus, Innovation and Cooperation to actively transform and overcome new challenges faced by the industry

•	Implemented mixed-ownership reform in depth bringing notable enhancement in growth quality and return

•	Innovative businesses registered robust growth and became the key revenue driver

•	To capture new opportunities and create new value by nurturing and consolidating China Unicom’s 5Gn unique edges

•	Accelerate “Five New” establishment, striving for a new paradigm of high-quality development

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2019, in the midst of increasingly complex external environment and facing new challenges in the industry development, the Company deepened execution of the Strategy of Focus, Innovation and Cooperation and accelerated the Internet-oriented transformation. It also strengthened the implementation of mixed-ownership reform, leading to continuous rapid growth in its innovative businesses and bringing notable enhancement in growth quality, return and corporate vibrancy as well as making solid strides in China Unicom’s “Five New” establishment.

OVERALL RESULTS

In the first half of 2019, the domestic telecommunications industry experienced short-term pain, which posted pressure to the revenue growth of the Company. During the period, the Company’s service revenue amounted to RMB133.0 billion, representing a decrease of 1.1% year-on-year. Nevertheless, the Company continued to report rapid profit growth as it persisted in implementing its new development philosophy by boosting new energy for innovative development and controlling cost to enhance return. EBITDA1 amounted to RMB49.5 billion, up by 8.4% year-on-year. Profit before income tax reached RMB8.7 billion, while profit attributable to equity shareholders of the Company increased by 16% year-on-year to RMB6.9 billion.

The Company upheld its precise investment strategy with co-sharing and cooperation to enhance the return of its investment. Capital expenditure was under good control in the first half of the year and amounted to RMB22 billion. Thanks to the sound management on cost control, the Company’s free cash flow remained strong at RMB20.3 billion, sending continuous improvement in financial position and building stronger financial health to the Company.

Taking into account the Company’s profitability, debt obligations and cash flow level, capital requirements for future development, etc., the Board of Directors decided not to pay an interim dividend for the current year. The Board will submit a proposal in relation to final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

In the first half of 2019, the domestic telecommunications industry reported revenue decline year-on-year. Facing new challenges in the industry development, the Company proactively pushed forward innovation in the operation of the fundamental business while accelerating the capability development and scale expansion of the innovative businesses. The innovative businesses sustained strong growth momentum during the period, contributing to the continuous optimisation of the service revenue mix.

Continued to push forward transformation of Internet-oriented operation to drive high-quality sustainable development in mobile service

During the first half of 2019, while facing difficulties and challenges of development in mobile service, the Company persisted in driving differentiated operations with a focus on increasing the effort in Internet-oriented transformation on products, channels and marketing, striving to avoid simple price competition, with the aim to attaining high-quality sustainable growth. With an emphasis on strengthening its advantage in product differentiation, the Company sub-divided its customers and enhanced integrated offerings, especially in bundling with value-added functions such as membership privileges and customer credit. Efforts were made to expand the development model with “light touchpoint” and “light subsidy” to increase efficiency in user acquisition. The Company enhanced the online-to-offline (O2O) touchpoint unified operation, leveraging Big Data analytics to extract values from existing customers and enhance customer retention and value. In the first half of the year, the Company’s mobile service revenue amounted to RMB78.7 billion, representing a decrease of 6.6% year-on-year, reflecting the impact of “Speed Upgrade and Tariff Reduction” policy, market saturation, keen market competition and diminishing 4G data bonus. Mobile billing subscribers achieved a net increase of 9.32 million, reaching a total of 320 million mobile billing subscribers, of which 4G subscribers registered a net addition of 19.01 million, reaching a total of close to 240 million 4G subscribers. Our 4G subscriber market share was up by 0.8 percentage points year-on-year, while 4G penetration for mobile billing subscribers reached 74%, up by 6.4 percentage points year-on-year, underpinning ongoing improvements in the mobile subscriber mix. In tandem with the Company’s implementation of “Speed Upgrade and Tariff Reduction” policy, the unit pricing for the Company’s mobile data service decreased substantially year-on-year, while the mobile data traffic volume grew by 62%. The monthly average DOU per handset subscriber reached approximately 7 GB.

In the second half of the year, the Company will gradually leverage the edges of its new LTE 900MHz network in terms of in-depth coverage and wide coverage in rural area and build a premium “5G+4G” network to support business development. The Company will optimise the Internet-oriented product portfolio and exercise stringent control over user acquisition costs and ultra-low tariff packages to enhance quality development. Through strengthening integrated operation, the Company will step up the promotion of its new product “telecommunication capability + smart hardware + content applications”, while enhancing user experience by offering differentiated products and services in active response to the challenges brought by mobile number portability. All in all, the Company will commit full efforts to drive mobile service revenue steady-to-rising. Mobile service revenue in July 2019 was up 1.6% as compared to that of June.

Actively countered exceptionally intensive broadband competition to forge prospective competitive strengths

During the first half of 2019, the Company actively addressed the challenge of intense competition in the broadband market by adopting the strategy of “Big Video, Big Integration and Big Bandwidth”. To highlight the advantage of high bandwidth, the Company promoted gigabyte-level high quality broadband products in its incumbent region, Northern China and the key cities in Southern China. It promptly raised network utilisation rate and advanced broadband cooperation in Southern China with intensive efforts. The new 2I2H and 2B2H broadband marketing models were built to enhance marketing capabilities. Leveraging the resource advantage of the strategic investors, premium video contents and various content privileges were enriched to increase subscriber stickiness. Focused efforts were made to launch the integrated development of “fixed-line broadband + mobile number + smart hardware” and advance the promotion of smart family products such as “WO Family fixed-line”, “WO Family home network deployment”, “WO Family smart surveillance” and “WO Family video platform”, with a view to driving mutual growth.

For the first half of 2019, the Company’s fixed-line broadband access revenue decreased by 4.1% year-on-year to RMB20.6 billion amidst intense competition. The number of fixed-line broadband subscribers increased by 2.53 million on a net basis to 83.41 million. The penetration rate of the video content business as a percentage of fixed-line broadband subscribers reached approximately 50%, up by 9 percentage points year-on-year. The penetration rate of the integrated service as a percentage of fixed-line broadband subscribers reached 55%, up by 9 percentage points year-on-year.

Continuous rapid growth of the industry Internet business facilitated decent growth in fixed-line business

During the first half of 2019, the Company expedited the capability development and scale expansion of key innovative businesses such as Cloud Computing, Big Data and the Internet of Things (IoT), etc achieving continuous rapid breakthrough in the development of industry Internet business.

Led by the model of “cloud + smart networks + smart applications”, the Company actively engaged in the marketing initiative of “Cloud Fibre Smart Enterprise”, driving cloud adoption by enterprise customers through cooperation in ecosystem and creation of a capability platform. The Company expedited the deployment and promotion of key smart network products, such as “government and enterprise premium network” and connected cloud network, etc to unleash the strengths in cloud-network integration into full play and enhance the differentiated servicing ability. Continuous efforts were made to develop smart application solutions for industry Internet and promote mature standardised products in scale, with a focus on key industries, e.g. public administration, education, healthcare, ecological environment, transportation, culture and tourism. Meanwhile, the Company also engaged in consistent efforts to enhance innovation in mechanism and accelerated the innovative talent development while reforming the incentive and compensation system, so as to constantly inject new energy for innovative development.

During the first half of 2019, innovative businesses became a key driver in stabilising the revenue of the Company. The industry Internet business revenue reported a 43% year-on-year growth to RMB16.7 billion, with contribution as a percentage of the overall service revenue increased to 13%. Among which, revenue from ICT service grew 74% year-on-year to RMB5.4 billion, while IDC and Cloud Computing revenue reached RMB9.3 billion with a year-on-year increase of 27%. The revenue from IoT service and Big Data service reached RMB1.4 billion and RMB0.5 billion, respectively, representing a year-on-year growth of 43% and 128% respectively. Driven by rapid growth in the innovative businesses, the Company’s fixed-line business revenue reached RMB53.1 billion, up by 8.2% year-on-year.

NETWORK CONSTRUCTION

Precise and efficient construction of premium networks enhanced network competitiveness

During the first half of 2019, the Company persisted in driving precise and efficient network deployment with a return and market-oriented approach. It gave priority to satisfying “5G+4G” premium networks and innovative businesses, etc. As a result, the Company saw ongoing enhancement of network competitiveness.

In connection with the mobile network, the Company expedited the deployment of highly efficient spectrum resources to improve 4G network coverage and optimised the network structure to lay a solid foundation for deploying a “5G+4G” premium network. As at the end of June 2019, the total number of the Company’s 4G base stations reached 1.35 million (including 4G outdoor base stations and indoor distribution systems), of which there were 0.18 million LTE 900MHz base stations, resulting in significant improvement in the in-depth coverage and wide coverage in rural area of the 4G network. In addition, a total of 0.2 million NB-IoT base stations were in operation, offering a significant boost of the carrying capability of its IoT business. Its VoLTE network was ready for service delivery nationwide.

In the broadband network, the Company assured its leading position in terms of coverage, quality and customer experience in the northern regions, while in the south, it focused on cooperation with private capital in high value regions to enhance its network capability. With an emphasis on the opportunities in cloud-network integration and corporate informatisation, the smart “government and enterprise premium networks” were created to boost the development of its innovative businesses. As at the end of June 2019, the Company’s fixed-line broadband ports had a FTTH penetration rate of 83% and FTTH subscribers accounted for 82% of the total number of broadband subscribers.

Thanks to the precise network investment, precise network optimisation and capacity expansion, the Company reported continuous improvements in network quality and customer perception in its focused regions. The Net Promoter Score (NPS) for both mobile network and fixed-line broadband increased as we maintained industry-leading average uplink and downlink speeds in 4G network and garnered the industry-best performance in network latency.

Active establishment of 5G ecosystem and driving preemptive moves in 5G deployment

In December 2018, Ministry of Industry and Information Technology (MIIT) consented to the use of the frequency band of 3500–3600MHz nationwide by China Unicom for 5G trial. In June 2019, MIIT granted an official approval to China Unicom for the nationwide operation of 5G mobile communications services.

The Company was engaged in active deployment of 5G network and development in partnership with other parties along the value chain to capture the fast-mover market opportunities. During the first half of 2019, the Company led the market in the rollout of its 5G brand (5Gn), and focused the 5G trial in “7+33+N” cities in scale while launching friendly-user trial programmes in Beijing, Shanghai, Guangdong and Shenzhen. It strived for 5G network “co-build co-share” and explored various models for cooperation to enhance network capability and industry value. In adherence to the principle of openness and cooperation, the Company promoted the establishment of “China Unicom 5G Application Innovation Alliance” and launched a “pioneer programme”, while entering into 5G industry cooperation agreements with customers from various key industries for the joint exploration of new operation models for 5G industry applications.

In the future, the Company will conduct paced and precise investment in 5G construction with due regards to technological advancement, market demand and business requirements and the competitive landscape. It will drive the development of the 5G ecosystem while nurturing and consolidating its unique competitive edges in 5G. It will seize new business opportunities to deliver new value while enabling the capability and intelligence of the broader industry verticals.

MIXED-OWNERSHIP REFORM

During the first half of 2019, the Company continued to deepen the implementation of mixed-ownership reform in adherence to the directive to “enhance governance, strengthen incentives, protrude core businesses and raise efficiency”. Strategic cooperation was continuously enhanced and reform of systems and mechanisms was further implemented while new progress was made in the transformation of Internet-oriented operation.

Deepened strategic cooperation to boost new energy for innovative development

The Company sought to strengthen strategic and business cooperation with the respective strategic investors focusing on areas where synergies could be claimed. In connection with touchpoints, it continued to advance online touchpoint and privilege cooperation with Internet companies, while exploring offline cross-sector cooperation with a view to precisely and effectively acquiring new users. As at the end of June 2019, the Company had close to 100 million 2I2C subscribers. It engaged in ongoing cooperation with Baidu’s iQIYI and Tencent in IPTV contents and mobile video contents, with a view to enhancing user stickiness. In payment and finance, efforts were made to advance cooperation in “WO wallet” payment and the promotion of consumer credit, anti-financial fraud products as well as the jointly developed risk control-based credit score payment and financial products. As for smart home, efforts were directed towards the deep integration of fundamental telecommunication capabilities with the smart hardware and content applications of Internet companies, in order to create novel products with strong competitiveness. The Company continued to cooperate with Alibaba and Tencent in public cloud and hybrid cloud with the provision of cloud-network integration products, services and solutions to customers, which was in turn driving rapid growth in its government and enterprise customers business. At the same time, in Big Data, IoT and AI, the Company continued to further its in-depth cooperation and exploration with strategic investors to seek win-win cooperation, focusing on hot demands for, among others, financial risk control, target marketing, IoT security and smart home.

Deepened innovative reform for systems and mechanisms to invigorate inherent vibrancy

Aimed at increasing vibrancy and return, the Company continued to deepen the innovative reform of its systems and mechanisms. In the implementation of streamlining and re-organisation 2.0, it continued to streamline its organisation and encouraged staff to move to sub-divided units and innovative businesses in an ongoing effort to optimise organisational and staff structure. The Company continued to introduce reforms to the incentive mechanism and promoted differentiated compensation and diversified incentives. At some subordinate companies, long-term staff incentive and governance mechanism was established. Market based incentive system was further improved, targeting value creation. Intensive advances were made in mixed-ownership reform at subordinate companies, as its Yunnan Branch expanded the overall service and operation contract-out with privately-owned partners to the entire province following the pilot-run conducted last year. Meanwhile, ongoing efforts were made to deepen sub-division reform, leading to enhanced vibrancy at the micro-entities.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

With a firm belief that social responsibility should be rooted in corporate strategies, incorporated in management and performed through operations, the Company fulfilled its social responsibility based on its new development philosophy and sought to better meet the ever-increasing public demand for a pleasant information communication life. It persisted in improving its corporate governance mechanism to ensure compliance in our operations and performance of duties. The Company built smart premium networks with meticulous craftsmanship, persisted in eco-friendly and low-carbon construction, while promoting “co-build co-share”. It safeguarded network security and made active contributions to the development of China into a cyber superpower and the creation of a secure and clean cyberspace. The Company upheld the principle of “All for Customers” and implemented policies such as “Speed Upgrade and Tariff Reduction” and mobile number portability to provide users with a rich variety of smart products and smart applications for the creation of a pleasant and convenient life. Vigorous efforts were made in the deployment of cutting-edge smart technologies and driving in-depth integration between information technology and real economy, with a view to facilitating the socioeconomic transformation and upgrade of traditional industries. Efforts were also made in active response to the “Belt and Road” initiative and serving national strategic planning such as the Xiong’an New Area, Guangdong-Hong Kong-Macau Greater Bay Area and Yangtze River Delta Integrations, etc. Meanwhile, the Company assisted to establish a smart Winter Olympics, supporting the implementation of national strategies through the provision of innovative communication services. Solid steps were taken to carry out targeted poverty alleviation in an effort to share benefits with people in the society. The Company also cared for the well-being of its staff and worked to facilitate their professional growth and development.

The Company continues to improve its corporate governance mechanism, enhance its execution capability and strengthen its risk management and internal control, in a bid to providing solid protection for sustainable and healthy development. During the first half of 2019, China Unicom was awarded a number of accolades, including accredited by FinanceAsia as “Asia’s No. 1 Best Managed Telecom Company” and receiving “The Best of Asia — Icon on Corporate Governance” award by Corporate Governance Asia.

OUTLOOK

As China officially enters 5G era, the issuance of 5G licenses will empower high quality development of the country’s real economy and bring about new opportunities for the innovative development of the communication industry. Meanwhile, the Company is also subject to a complex international environment and challenges arising from the slowdown in the industry development, intense market competition and the implementation of “Speed Upgrade and Tariff Reduction” and other policy. The Company is compelled to step up with its transformation towards an Internet-oriented operation and boost energy for innovative development, so as to achieve high-quality sustainable development.

In the second half of the year, the Company will boldly confront the challenges and actively implement the new development philosophy with deep execution of its Strategy of Focus, Innovation and Cooperation. It will advance its mixed-ownership reform in breadth and depth, endeavouring to create a new paradigm featuring China Unicom’s “Five New” establishment and high-quality sustainable growth. The Company will persevere in the implementation of the Internet-oriented operation and seek improvements in customer perception, operating efficiency and differentiated competitive advantages. It will strive to stabilise its fundamental business, expand the scale of its innovative businesses and make solid progress in 5G innovation, driving its overall business steady-to-rising. The Company will persist in its Focus Strategy and strive for 5G network “co-build and co-share” while further improving its 4G networks. It will continue to streamline and optimise its network structure and construct the “5G+4G” premium networks on a precise and efficient basis to provide solid assurance on business development. The Company will continue to enhance its business and capital cooperation with strategic investors, seek to deepen and broaden its innovative reforms in various aspects. It will drive cost reduction and efficiency enhancement while strengthening fundamental management and risk control, in a consistent effort to enhance inherent corporate vibrancy and operating efficiency for greater shareholders’ value.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 14 August 2019

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2019.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

for the six months ended 30 June 2019

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2019	2018
Revenue	5	144,954	149,105
Interconnection charges		(5,779)	(6,685)
Depreciation and amortisation		(41,791)	(38,646)
Network, operation and support expenses	6	(20,800)	(27,744)
Employee benefit expenses		(25,192)	(24,410)
Costs of telecommunications products sold		(12,391)	(14,696)
Other operating expenses		(31,284)	(29,897)
Finance costs		(1,180)	(1,122)
Interest income		645	908
Share of net profit of associates		689	554
Share of net profit of joint ventures		326	291
Other income — net		543	161

Profit before income tax		8,740	7,819
Income tax expenses	7	(1,849)	(1,870)

Profit for the period		6,891	5,949

Profit attributable to:
Equity shareholders of the Company		6,877	5,912

Non-controlling interests		14	37

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	8	0.22	0.19

Diluted earnings per share (RMB)	8	0.22	0.19

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2019

(All amounts in RMB millions)

	Six months ended 30 June
	2019	2018
Profit for the period	6,891	5,949

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(65)	(506)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	(1)	2

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(66)	(504)
Remeasurement of net defined benefit liability, net of tax	(1)	(2)

	(67)	(506)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	17	22

Other comprehensive income for the period, net of tax	(50)	(484)

Total comprehensive income for the period	6,841	5,465

Total comprehensive income attributable to:
Equity shareholders of the Company	6,827	5,428

Non-controlling interests	14	37

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

as at 30 June 2019

(All amounts in RMB millions)

	Note	30 June 2019	31 December 2018
ASSETS
Non-current assets
Property, plant and equipment		371,145	384,475
Lease prepayments	3	—	9,290
Right-of-use assets	3	44,542	—
Goodwill		2,771	2,771
Interest in associates		36,077	35,758
Interest in joint ventures		4,322	3,966
Deferred income tax assets		2,495	3,401
Contract assets		609	570
Contract costs		5,460	5,632
Financial assets at fair value through other comprehensive income	9	3,838	3,903
Other assets		12,592	14,645

		483,851	464,411

Current assets
Inventories and consumables		2,278	2,388
Contract assets		1,251	1,254
Accounts receivable	10	21,433	14,433
Prepayments and other current assets		11,425	11,106
Amounts due from ultimate holding company		9,403	7,431
Amounts due from related parties		248	935
Amounts due from domestic carriers		3,909	3,812
Financial assets at fair value through profit and loss		265	770
Short-term bank deposits and restricted deposits		3,560	3,720
Cash and cash equivalents		27,504	30,060

		81,276	75,909

Total assets		565,127	540,320

	Note	30 June 2019	31 December 2018
EQUITY
Equity attributable to equity shareholders of the Company
Share capital		254,056	254,056
Reserves		(19,846)	(20,154)
Retained profits
— Proposed 2018 final dividend	11	—	4,100
— Others		81,830	75,920

		316,040	313,922

Non-controlling interests		647	364

Total equity		316,687	314,286

LIABILITIES
Non-current liabilities
Long-term bank loans		3,023	3,173
Lease liabilities	3	23,523	—
Corporate bonds		2,996	999
Deferred income tax liabilities		112	111
Deferred revenue		4,349	3,609
Amounts due to related parties		3,042	3,042
Other obligations		229	190

		37,274	11,124

	Note	30 June 2019	31 December 2018
Current liabilities
Short-term bank loans		10,620	15,085
Lease liabilities	3	10,666	—
Current portion of long-term bank loans		435	441
Accounts payable and accrued liabilities	12	123,473	122,458
Taxes payable		790	911
Amounts due to ultimate holding company		1,425	1,214
Amounts due to related parties		8,069	8,843
Amounts due to domestic carriers		2,399	2,144
Dividend payable	11	920	920
Current portion of corporate bonds		10,000	16,994
Current portion of deferred revenue		—	78
Current portion of other obligations		2,676	2,844
Contract liabilities		39,402	42,650
Advances from customers		291	328

		211,166	214,910

Total liabilities		248,440	226,034

Total equity and liabilities		565,127	540,320

Net current liabilities		(129,890)	(139,001)

Total assets less current liabilities		353,961	325,410

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

for the six months ended 30 June 2019

(All amounts in RMB millions)

	Six months ended 30 June
	2019	2018
Cash flows from operating activities
Cash generated from operations	42,647	51,362
Income tax paid	(292)	(457)

Net cash inflow from operating activities	42,355	50,905

Cash flows from investing activities
Purchase of property, plant and equipment	(23,773)	(24,780)
Other cash flows arising from investing activities	(3,282)	(908)

Net cash outflow from investing activities	(27,055)	(25,688)

Cash flows from financing activities
Capital element of lease rentals paid	(4,614)	—
Dividend paid to equity shareholder of the Company	(4,100)	(1,591)
Other cash flows arising from financing activities	(9,146)	(18,485)

Net cash outflow from financing activities	(17,860)	(20,076)

Net (decrease)/increase in cash and cash equivalents	(2,560)	5,141
Cash and cash equivalents, beginning of period	30,060	32,836
Effect of changes in foreign exchange rate	4	16

Cash and cash equivalents, end of period	27,504	37,993

Analysis of the balances of cash and cash equivalents:
Cash balances	—	1
Bank balances	27,504	37,992

	27,504	37,993

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

NOTES: (All amounts in Renminbi (“RMB”) millions, except per share data)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the (“Group”). The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

Under a mixed-ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A Share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2018. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2018 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2019.

The financial information relating to the year ended 31 December 2018 that is included in this interim financial report of 2019 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2019, current liabilities of the Group exceeded current assets by approximately RMB129.9 billion (31 December 2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB335.9 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB323.0 billion was unutilised as at 30 June 2019; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2019 have been prepared on a going concern basis.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB and HKICPA have issued a new International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) and a number of amendments and interpretations to IFRSs/HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements:

•	IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)

•	IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments”

•	Annual improvements to IFRSs/HKFRSs 2015–2017 Cycle

•	Amendments to IAS/HKAS 28, “Long-term interests in associates and joint ventures”

•	Amendments to IAS/HKAS 19, “Plan amendment, curtailment or settlement”

Except for IFRS/HKFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial information. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS/HKFRS 16 had been applied since the commencement date, but discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS/HKAS 17, “Leases” (“IAS/HKAS 17”).

(a)	Changes in the accounting policies

(i)	Lessee accounting

IFRS/HKFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS/HKAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS/HKAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalised lease are primarily in relation to telecommunications equipment, properties and other assets.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received.

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

(b)	Transitional impact

The following table summarises the impacts of the adoption of IFRS/HKFRS 16 on the Group’s consolidated statement of financial position:

	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:
ASSETS
Property, plant and equipment	384,475	(343)	384,132
Lease prepayments	9,290	(9,290)	—
Right-of-use assets	—	47,359	47,359
Interest in associates	35,758	(264)	35,494
Deferred income tax assets	3,401	271	3,672
Other assets	14,645	(1,801)	12,844
Total non-current assets	464,411	35,932	500,343
Prepayments and other current assets	11,106	(526)	10,580
Total current assets	75,909	(526)	75,383
Total assets	540,320	35,406	575,726
EQUITY
Reserves	(20,154)	(107)	(20,261)
Retained profits
— Proposed 2018 final dividend	4,100	—	4,100
— Others	75,920	(967)	74,953
Total equity	314,286	(1,074)	313,212
Lease liabilities (non-current portion)	—	27,576	27,576
Other obligations	190	(6)	184
Total non-current liabilities	11,124	27,570	38,694
Lease liabilities (current portion)	—	9,144	9,144
Current portion of other obligations	2,844	(234)	2,610
Current liabilities	214,910	8,910	223,820
Net current liabilities	(139,001)	(9,436)	(148,437)
Total assets less current liabilities	325,410	26,496	351,906

(c)	Impact on the financial results and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a negative impact on the reported profit for the period in the Group’s consolidated statement of income, as compared to the results if IAS/HKAS 17 had been applied during the period.

In the statement of cash flows, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element. Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS/HKAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS/HKAS 17. Although total cash flows are unaffected, the adoption of IFRS/HKFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statement of cash flows.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	Six months ended 30 June
	2019	2018
Total service revenue	132,957	134,423
Sales of telecommunications products	11,997	14,682

Total	144,954	149,105

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

		Six months ended 30 June
	Note	2019	2018
Repairs and maintenance		4,627	5,710
Power and water charges		6,071	7,375
Charges for use of network, premises, equipment and facilities	(ii)	4,002	5,680
Charge for use of tower assets	(iii)	5,106	7,923
Others		994	1,056

		20,800	27,744

(i)	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

(ii)

During the six months ended 30 June 2019, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and the lease components charges, such as expense relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities which are recorded in profit or loss as incurred.

(iii)

During the six months ended 30 June 2019, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and the lease components charges of variable lease payments which are recorded in profit or loss as incurred.

7.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2018: 16.5%) on the estimated assessable profits for the six months ended 30 June 2019. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2019 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2018: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2018: 15%).

	Six months ended 30 June
	2019	2018
Provision for income tax on estimated taxable profits for the period
— Hong Kong	29	19
— Mainland China and other countries	671	340
(Over)/Under-provision in respect of prior years	(27)	15

	673	374
Deferred taxation	1,176	1,496

Income tax expenses	1,849	1,870

8.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2019 and 2018.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2019	2018
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	6,877	5,912

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.22	0.19

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2019	31 December 2018
Listed in the PRC	156	147
Listed outside the PRC	3,624	3,698
Unlisted	58	58

	3,838	3,903

For the six months ended 30 June 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB65 million (for the six months ended 30 June 2018: decrease of approximately RMB506 million). The decrease, net of tax impact, of approximately RMB66 million (for the six months ended 30 June 2018: decrease, net of tax impact, of approximately RMB504 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

10.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	30 June 2019	31 December 2018
Within one month	9,423	8,158
More than one month to three months	3,967	2,285
More than three months to one year	5,681	2,843
More than one year	2,362	1,147

	21,433	14,433

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11.	DIVIDENDS

At the annual general meeting held on 10 May 2019, the shareholders of the Company approved the payment of a final dividend of RMB0.134 per ordinary share for the year ended 31 December 2018 totaling approximately RMB4,100 million (the year ended 31 December 2017: final dividend of RMB0.052 per ordinary share, totaling approximately RMB1,591 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2019.

Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2019.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2019 and 31 December 2018, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June 2019	31 December 2018
Less than six months	103,273	105,606
Six months to one year	10,027	6,984
More than one year	10,173	9,868

	123,473	122,458

FINANCIAL OVERVIEW

I.	OVERVIEW

In the first half of 2019, total revenue was RMB144.95 billion, down by 2.8% year-on-year. Service revenue was RMB132.96 billion in the first half of 2019, down by 1.1% year-on-year. Net profit1 was RMB6.88 billion in the first half of 2019, up by RMB0.97 billion year-on-year.

In the first half of 2019, the Company’s net cash flow from operating activities was RMB42.36 billion. Capital expenditure was RMB22.05 billion in the first half of 2019. Liabilities-to-assets ratio was 44.0% as at 30 June 2019.

The Company has adopted IFRS/HKFRS 16, “Leases” since 1 January 2019. Subject to practical expedients allowed by the standard, the Company recognised a lease liability and a corresponding right-of-use asset for all applicable leases, and recognised interest expense accrued on the outstanding balance of the lease liability and depreciation of the right-of-use asset. The Company has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/periods prior to its initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balance of total assets, total liabilities and retained earnings in the current period. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in the first half of 2019 while the rental expenses within network, operation and support expenses reduced correspondingly.

II.	REVENUE

In the first half of 2019, the Company’s revenue was RMB144.95 billion, down by 2.8% year-on-year, of which, service revenue was RMB132.96 billion, down by 1.1% year-on-year.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the first half of 2019 and 2018:

	First half of 2019		First half of 2018
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	132.96	100.0%	134.42	100.0%
Include: Voice service	20.41	15.4%	24.00	17.9%
Non-voice service	112.55	84.6%	110.42	82.1%

1.	Voice Service

In the first half of 2019, service revenue from the voice service was RMB20.41 billion, down by 14.9% year-on-year.

2.	Non-Voice Service

In the first half of 2019, service revenue from the non-voice service was RMB112.55 billion, up by 1.9% year-on-year.

III.	COSTS AND EXPENSES

In the first half of 2019, total costs and expenses were RMB136.21 billion, down by 3.6% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the first half of 2019 and 2018:

	First half of 2019		First half of 2018
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	136.21	93.97%	141.29	94.76%
Operating costs	137.24	94.68%	142.08	95.29%
Include: Interconnection charges	5.78	3.99%	6.69	4.48%
Depreciation and amortisation	41.79	28.83%	38.65	25.92%
Network, operation and support expenses	20.80	14.35%	27.74	18.61%
Employee benefit expenses	25.19	17.38%	24.41	16.37%
Costs of telecommunications products sold	12.39	8.55%	14.70	9.86%
Selling and marketing expenses	17.46	12.04%	16.49	11.06%
General, administrative and other expenses	13.83	9.54%	13.41	8.99%
Finance costs, net of interest income	0.53	0.37%	0.21	0.14%
Share of net profit of associates	–0.69	–0.48%	–0.55	–0.37%
Share of net profit of joint ventures	–0.33	–0.23%	–0.29	–0.19%
Other income-net	–0.54	–0.37%	–0.16	–0.11%

1.	Interconnection charges

The interconnection charges were RMB5.78 billion in the first half of 2019, down by 13.6% year-on-year and, as a percentage of revenue, decreased from 4.48% in the first half of 2018 to 3.99% in the first half of 2019.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB41.79 billion in the first half of 2019, up by 8.1% year-on-year and, as a percentage of revenue, increased from 25.92% in the first half of 2018 to 28.83% in the first half of 2019, after the impact on adoption of IFRS/HKFRS 16.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB20.80 billion in the first half of 2019, down by 25.0% year-on-year and, as a percentage of revenue, decreased from 18.61% in the first half of 2018 to 14.35% in the first half of 2019, after the impact on adoption of IFRS/HKFRS 16.

4.	Employee benefit expenses

Employee benefit expenses were RMB25.19 billion in the first half of 2019, up by 3.2% year-on-year and, as a percentage of revenue, increased from 16.37% in the first half of 2018 to 17.38% in first half of 2019.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold were RMB12.39 billion and revenue from sales of telecommunications products were RMB12.00 billion in the first half of 2019. Loss on sales of telecommunications products was RMB0.39 billion, of which handset subsidy cost amounted to RMB0.61 billion in the first half of 2019, up by 61.9% year-on-year.

6.	Selling and marketing expenses

Selling and marketing expenses were RMB17.46 billion in the first half of 2019, up by 5.9% year-on-year and, as a percentage of revenue, increased from 11.06% in the first half of 2018 to 12.04% in the first half of 2019.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB13.83 billion in the first half of 2019, up by 3.1% year-on-year and, as a percentage of revenue, increased from 8.99% in the first half of 2018 to 9.54% in the first half of 2019.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.53 billion in the first half of 2019, increased by RMB0.32 billion year-on-year, after the impact on adoption of IFRS/HKFRS 16.

9.	Other income-net

Other income-net was RMB0.54 billion in the first half of 2019, up by RMB0.38 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In the first half of 2019, profit before income tax was RMB8.74 billion, up by 11.8% year-on-year.

2.	Income tax

In the first half of 2019, the Company’s income tax was RMB1.85 billion and the effective tax rate was 21.2%.

3.	Net profit

In the first half of 2019, the Company’s net profit1 was RMB6.88 billion, up by RMB0.97 billion year-on-year. Basic earnings per share was RMB0.225, up by 16.3% year-on-year.

V.	EBITDA[2]

In the first half of 2019, the Company’s EBITDA was RMB49.51 billion, up by 8.4% year-on-year. EBITDA as a percentage of service revenue was 37.2%, up by 3.2 percentage points year-on-year, after the impact on adoption of IFRS/HKFRS 16.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In the first half of 2019, capital expenditure of the Company totalled RMB22.05 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In the first half of 2019, the Company’s net cash inflow from operating activities was RMB42.36 billion. Free cash flow was RMB20.31 billion after the deduction of the capital expenditure.

VII.	BALANCE SHEET

Mainly due to the impact on adoption of IFRS/HKFRS 16, the Company’s total assets changed from RMB540.32 billion as at 31 December 2018 to RMB565.13 billion as at 30 June 2019. Total liabilities changed from RMB226.03 billion as at 31 December 2018 to RMB248.44 billion as at 30 June 2019. The liabilities-to-assets ratio increased from 41.8% as at 31 December 2018 to 44.0% as at 30 June 2019. The debt-to-capitalisation ratio increased from 11.3% as at 31 December 2018 to 16.9% as at 30 June 2019. The net debt-to-capitalisation ratio was 9.7% as at 30 June 2019.

Note 1:	Net profit represented profit attributable to equity shareholders of the Company.

Note 2:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2018 Annual Report.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2019, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2019.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2019 except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the six months ended 30 June 2019. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (“Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2019.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2019 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2019 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny